                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)
     INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND
                 AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)
                             (AMENDMENT NO. _____)(1)

                                  Covance Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $.01 Par Value Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    222816100
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                                 (CUSIP Number)

                              Carl F. Barnes, Esq.
                        PAREXEL International Corporation
                                 195 West Street
                                Waltham, MA 02154
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 28, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

          NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 10 Pages)



----------------------------------

    (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO.  222816100                  13D                    PAGE 2 OF 10 PAGES
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                                  SCHEDULE 13D



--------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON

                PAREXEL International Corporation

           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  04-2776269
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    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)   [ ]
                                                                  (b)   [ ]
--------------------------------------------------------------------------------
    3      SEC USE ONLY


--------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*
                   OO
--------------------------------------------------------------------------------

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED     [ ]
           PURSUANT TO ITEMS 2(d) or 2(e)
--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

                      Commonwealth of Massachusetts
--------------------------------------------------------------------------------

                                7     SOLE VOTING POWER

                                      5,867,077(1)
                          ------------------------------------------------------
          SHARES                8     SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                     - 0 -
           EACH           ------------------------------------------------------
         REPORTING              9     SOLE DISPOSITIVE POWER
          PERSON
           WITH                       5,867,077(1)
                          ------------------------------------------------------
                               10     SHARED DISPOSITIVE POWER

                                      -0-
--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           5,867,077(1)
--------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                      [ ]

--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           10.0% of the Issuer's common stock (see footnote 1)
--------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON *

           CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!




(1) Pursuant to a certain stock option agreement dated as of April 28, 1999 between PAREXEL International Corporation ("PAREXEL") and Covance Inc. (the "Issuer") (the "Option Agreement") and described in Item 4 of this Schedule 13D, upon the occurrence of certain events specified in the Option Agreement, PAREXEL may acquire up to 10% of the issued and outstanding shares of common stock of Covance at the time of exercise. Since the exact number of shares of the Issuer common stock for which the Option may become exercisable cannot be determined until the time of exercise, 5,867,077 shares of common stock was used for purposes of this report, which is a number equal to 10% of the
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CUSIP NO.  222816100                  13D                    PAGE 3 OF 10 PAGES
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shares of common stock issued and outstanding as of April 28, 1999. The Stock
Option Agreement is included as EXHIBIT 99.2 to this Schedule 13D and incorporated herein by reference.





























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CUSIP NO.  222816100                  13D                    PAGE 4 OF 10 PAGES
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     Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by PAREXEL International Corporation that it is the beneficial owner of any of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Act"), or for any other purpose, and such beneficial ownership is expressly disclaimed.

ITEM 1.   SECURITY AND ISSUER.

     This statement on Schedule 13D relates to the Common Stock (the "Issuer Common Stock"), $.01 par value per share, of Covance Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 210 Carnegie Center, Princeton, NJ 08540.

ITEM 2.   IDENTITY AND BACKGROUND.

     The name of the person filing this statement is PAREXEL International Corporation, a Massachusetts corporation ("PAREXEL"). The address of the principal office and principal place of business of PAREXEL is 195 West Street, Waltham, MA 02154. The principal business of PAREXEL is the provision of clinical research and development services to the worldwide pharmaceutical, biotechnology and medical device industries. Set forth in SCHEDULE I attached hereto is a list of each of PAREXEL's directors and executive officers, as of the date hereof, their respective citizenship and the name, principal business and address of any corporation or other organization in which such employment is conducted. During the past five years, neither PAREXEL nor, to PAREXEL's knowledge, any person named in SCHEDULE I to this Schedule 13D, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Also, during the past five years, neither PAREXEL nor, to PAREXEL's knowledge, any person named in SCHEDULE I to this Schedule 13D, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS.

     Pursuant to an Agreement and Plan of Merger dated as of April 28, 1999 (the "Merger Agreement") among PAREXEL, the Issuer and CCJ Holding Corp. ("Merger Sub"), and subject to the conditions set forth therein (including applicable stockholder and regulatory approvals), Merger Sub will be merged with and into PAREXEL in accordance with the Merger Agreement (the "Merger"). At the effective time of the Merger (the "Effective Time"), PAREXEL shall become a wholly owned subsidiary of the Issuer and each share of PAREXEL Common Stock, $.01 par value per share ("PAREXEL Common Stock"), other than shares held in PAREXEL's treasury, owned by the Issuer or any wholly owned subsidiary of the Issuer or of PAREXEL, or held by stockholders of PAREXEL who exercise their appraisal rights under Massachusetts law, will be converted into the right to receive 1.184055 shares (the "Exchange Ratio") of Issuer's common stock, $.01 par value per share ("Issuer Common Stock"). The description of the Merger and the Merger Agreement contained in this Schedule 13D are qualified in their entirety by reference to the copy of the Merger Agreement included as EXHIBIT 99.1 to this Schedule 13D and incorporated herein by reference.

     This statement on Schedule 13D relates to an option granted to PAREXEL by the Issuer to purchase shares of Issuer Common Stock upon the occurrence of certain events as described in Item 4 below.


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CUSIP NO.  222816100                  13D                    PAGE 5 OF 10 PAGES
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ITEM 4.    PURPOSE OF TRANSACTION.

     (a) - (b)    As described more fully in Item 3 above, this statement on
Schedule 13D relates to the Merger of Merger Sub with and into PAREXEL, with PAREXEL becoming a wholly owned subsidiary of the Issuer. In addition, the Issuer will assume certain of PAREXEL's stock plans and stock option agreements as of the effective time of the Merger (the "Effective Time").

     The Merger Agreement contains representations and warranties on the part of PAREXEL, the Issuer and Merger Sub, and the consummation of the Merger is subject to closing conditions, including, without limitation, approval by the stockholders of PAREXEL and the Issuer. The Merger Agreement also contains covenants regarding the activities of the parties pending consummation of the Merger. Generally, each of the parties must conduct its business in the ordinary course consistent with past practice. In certain circumstances, upon a termination of the Merger Agreement a cash termination fee and expensed are required to be paid.

     The foregoing summary of the Merger is qualified in its entirety by reference to the copy of the Merger Agreement included as EXHIBIT 99.1 to this
Schedule 13D and incorporated herein by reference.

     As an inducement to PAREXEL to enter into the Merger Agreement, PAREXEL and the Issuer entered into a certain stock option agreement dated as of April 28, 1999 (the "Stock Option Agreement"). The Stock Option Agreement grants PAREXEL an irrevocable option (the "Option") to purchase, under certain conditions, up to 10% of the issued and outstanding shares of common stock of the Issuer at the time of the exercise at a purchase price of $26.34 per share (the "Option Shares"), subject to adjustment in the event of changes in the Issuer's capitalization. PAREXEL may exercise the Option, once and only once, in whole or in part, at any time after the occurrence of an Exercise Event (as defined below); provided however, the Option shall terminate and be of no further force or effect upon the earliest to occur of (i) the consummation of the Merger and
(ii) nine (9) months after the occurrence of an Exercise Event (unless prior thereto the Stock Option shall have been exercised in respect to all Option Shares) and (iii) the termination of the Merger Agreement other than a termination that gives rise to an Exercise Event. An "Exercise Event" means the termination of the Merger Agreement under any circumstances where a Parent Alternative Transaction Fee, as defined in the Merger Agreement, (i) has become payable by the Issuer to PAREXEL or (ii) would become payable by the Issuer to PAREXEL if within nine (9) months of such termination of the Merger Agreement, the Issuer enters into a definitive agreement with any third party with respect to a Parent Acquisition Proposal, as defined in the Merger Agreement or a transaction with respect to a Parent Acquisition Proposal is consummated by any third party.

     The foregoing summary of the Option is qualified in its entirety by reference to the copy of the Stock Option Agreement included as EXHIBIT 99.2 to this Schedule 13D and incorporated herein by reference.

     (c)    Not applicable.

     (d) In accordance with the Merger Agreement, immediately following the Effective Time, the Issuer shall increase the number of directors serving on its Board of Directors from eight (8) to thirteen (13), eight of whom shall be directors appointed by the Issuer and five of whom shall be appointed by PAREXEL. In addition, in accordance with the Merger Agreement,


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CUSIP NO.  222816100                  13D                    PAGE 6 OF 10 PAGES
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immediately following the Effective Time, the current Chairmen of PAREXEL and the Issuer shall serve as Co-Chairmen of the Issuer, the current Chief Executive Officer of the Issuer shall serve as Chief Executive Officer of the Issuer and the current Chief Executive Officer of PAREXEL shall serve as President of the Issuer.

     (e) Other than as a result of the Merger described in Item 3 above, not applicable.

     (f)    Not applicable.

     (g)    Not applicable.

     (h) - (i) Other than as a result of the Merger described in Item 3 above, not applicable.

     (j) Other than as described above, PAREXEL currently has no plan or proposals which relate to, or may result in, any of the matters listed in Items 4(a) - (j) of Schedule 13D.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     (a) - (b) If the Option becomes exercisable, PAREXEL will have the right to acquire up to 10% of the issued and outstanding shares of common stock of the Issuer at the time of exercise. Since the exact number of shares of Issuer common stock for which the option may become exercisable cannot be determined until the time of exercise, 5,867,077 shares of common stock was used for purposes of this report, which is a number equal to 10% of the shares of common stock issued and outstanding as of April 28, 1999. Based on the shares of Issuer common stock issued and outstanding as of April 28, 1999, if PAREXEL exercises the Option, it would have sole voting and dispositive power over such shares.

     To PAREXEL's knowledge, no shares of Issuer common stock are beneficially owned by any of the persons named in SCHEDULE I.

     (c)    Neither PAREXEL, nor, to PAREXEL's knowledge, any person named in
SCHEDULE I, has effected any transaction in the Issuer Common Stock during the past 60 days.

     (d)    Not applicable.

     (e)    Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Other than as described herein and the Merger Agreement and other agreements contemplated thereby, to PAREXEL's knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


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CUSIP NO.  222816100                  13D                    PAGE 7 OF 10 PAGES
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ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS


              Exhibit No.                         Description
              -----------                         -----------

                 99.1 Agreement and Plan of Merger dated as of April 28, 1999 among Covance, Inc., CCJ Holding Corp. and PAREXEL International Corporation (Incorporated by reference to Exhibit 2.1 to the Issuer's Current Report on Form 8-K dated May 4,
                                1999).

                 99.2 Stock Option Agreement, dated as of April 28, 1999, between PAREXEL International Corporation, as grantee, and Covance Inc., as issuer (Incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K dated May 4, 1999).














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CUSIP NO.  222816100                  13D                    PAGE 8 OF 10 PAGES
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                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:   May 10, 1999                     PAREXEL INTERNATIONAL CORPORATION


                                         /s/ William T. Sobo, Jr.
                                         -------------------------------------
                                         By:      William T. Sobo, Jr.
                                         Title:   Senior Vice President and
                                                  Chief Financial Officer







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CUSIP NO.  222816100                  13D                    PAGE 9 OF 10 PAGES
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                                   SCHEDULE I

                          Name and Address of any Corporation
                               or Other Organization in                Principal Occupation
          Name              Which Employment is Conducted                  or Employment               Citizenship
          ----              -----------------------------                  -------------               -----------

Josef H. von Rickenbach   PAREXEL International Corporation   Chairman, Chief Executive Officer and    Switzerland
                          195 West Street                     President
                          Waltham, MA 02154

William T. Sobo           PAREXEL International Corporation   Senior Vice President, Chief Financial   U.S.
                          195 West Street                     Officer and Treasurer
                          Waltham, MA 02154

James M. Karis            PAREXEL International Corporation   President, Contract Research Services    U.S.
                          195 West Street                     and Chief Operating Officer
                          Waltham, MA 02154

Barry R. Philpott         PAREXEL International Corporation   President, PAREXEL Consulting Group      U.K.
                          River Court
                          50 Oxford Road
                          Denham, Uxbridge
                          Middlesex, UB94DL
                          United Kingdom

A. Joseph Eagle           PAREXEL PPS Europe Ltd.             President, Medical Marketing Services    U.K.
                          Wicker House, High Street           and Managing Director, PAREXEL MMS
                          Worthing, West Sussex               Europe Limited
                          BN11 1DJ
                          United Kingdom

Werner M. Herrmann        PAREXEL GmbH                        Senior Vice President                    Germany
                          Klinikum Westend, Haus 18
                          Spandauer Damm 130
                          14050
                          Berlin, Germany

Paule Dapres, M.D         PAREXEL International SARL          Senior Vice President                    France
                          124/126, rue de Provence
                          75008 Paris, France

A. Dana Callow            Boston Millennia Partners           Managing Director                        U.S.
                          30 Rowes Wharf
                          Boston, MA 02110

Patrick J. Fortune        New Era of Networks                 President & Chief Operating Officer      U.S.
                          7400 East Orchard Road, Suite 170
                          Englewood, CO 80111

James A. Saalfield        Still River Management Company      President                                U.S.
                          100 Federal Street, 29 Floor
                          Boston, MA 02110

Serge Okun                PST Schweiz AG                      President & Chief Executive Officer      Switzerland
                          Ruessen Strasse 18
                          Baar-Walterswil 6340
                          Switzerland


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CUSIP NO.  222816100                  13D                   PAGE 10 OF 10 PAGES
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                                  EXHIBIT INDEX



              Exhibit No.                         Description
              -----------                         -----------

                  9.1 Agreement and Plan of Merger dated as of April 28, 1999 among Covance, Inc., CCJ Holding Corp. and PAREXEL International Corporation (Incorporated by reference to Exhibit 2.1 to the Issuer's Current Report on Form 8-K dated May 4,
                                1999).

                  99.2 Stock Option Agreement, dated as of April 28, 1999, between PAREXEL International Corporation, as grantee, and Covance Inc., as issuer (Incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K dated May 4, 1999).